Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, Illinois 60606

www.faegredrinker.com

September 19, 2024

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AFA Private Credit Fund (Registration Nos. 333-252742; 811-23636)

Dear Ms. Fettig:

The following responds to the Securities and Exchange Commission (“SEC”) Staff’s comments that you provided by telephone, relating to the April 30, 2024 annual report (the “Annual Report”) of AFA Private Credit Fund (the “Fund” or “Registrant”) filed on Form N-CSR on July 9, 2024 or the applicable filing referenced within the comment. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Fund’s response. All disclosure changes will be reflected in future filings.

For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Registrant’s response.

1.	Comment: The Staff notes that the Fund intends to make quarterly distributions to shareholders equal to 6% annually of the Fund’s net asset value per share. Please confirm that in future filings, the Fund will include the disclosures required under Form N-2 Item 24, Instruction 4(g)(3) noting to discuss the effect of any policy or practice of maintaining a specified level of distributions to shareholders and the extent to which the Fund’s distribution policy resulted in distributions of capital in the Management’s Discussion of Fund Performance section.

Response: The Fund confirms the requested disclosure will be included in future shareholder reports.

2.	Comment: Please include in future filings the disclosure required for restricted securities in accordance with Regulation S-X Article 12 Section 12 Footnote 8.

Response: The Registrant will include the requested disclosure in future shareholder report filings.

3.	Comment: Please confirm if there are any open payables to Trustees. If so, please disclose in future filings as a separate line item in the Statement of Assets and Liabilities in accordance with Regulation S-X 6-04-12 and Regulation S-X 6-03-(l).

Response: The Fund confirms that there were no open payables.

4.	Comment: Please include in future filings the disclosure requirements under Regulation S-X 6-04-15, which notes to add a line item to the Statement of Assets and Liabilities for any commitments and contingencies.

Response: The Registrant confirms that it will include the requested disclosure in future filings.

5.	Comment: The Staff notes that the input range is disclosed under the table providing additional information about valuation methodologies and inputs used for investments that are measured at fair value and categorized as Level 3 on page 15 of the Annual Report. Please disclose the weighted average of the input ranges in the table in future filings in accordance with FASB ASC 820-10-50-2.

Response: The Registrant confirms that the requested disclosure will be included in future filings.

6.	Comment: The Staff notes that on page 18 of the Annual Report, the tax character of the distribution paid is disclosed as of October 31, 2023 and October 31, 2022. Please disclose this information as of the Fund’s two most recent fiscal years ended in accordance with FASB ASC 946-505-50-5.

Response: The Registrant confirms that the information will be presented as of the Fund’s two most recently completed fiscal years in future annual reports.

7.	Comment: Under the Board Considerations section, please include more detail and specificity regarding the discussion of the performance and the fees and expenses of the Fund in future filings. The current disclosure appears general in nature.

Response: The Registrant will include more detail and specificity in future shareholder reports.

8.	Comment: In future filings, please disclose the term of office of the Trustees in the Trustee and Officer table in accordance with Form N-2 Item 24 Instruction 4.e.

Response: The Registrant confirms that the requested disclosure will be added in future filings.

9.	Comment: In future filings, please include a more detailed description of the nature of the services comprising tax fees under Item 4(c) of the N-CSR.

Response: The Registrant confirms that a more detailed description of the nature of the services comprising tax fees will be included in future filings.

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10.	Comment: In the Fund’s Form N-CEN filed with the SEC on July 12, 2024, please remove or explain why the Fund has included a market price figure in the field under Item D.10 when the Fund is not listed on an exchange.

Response: The Registrant will not include information under Item D.10 in future filings.

11.	Comment: Please confirm for future filings whether Item C.3.e should be checked indicating that the Fund is a fund of funds.

Response: The Registrant confirms it will check Item C.3.e in future filings.

12.	Comment: With respect to the Fund’s 486B filing made on August 28, 2023, please explain how the registration statement met the requirements of Form N-2 Item 4.3 relating to senior securities.

Response: The Fund will take steps to ensure that the registration statement meets the requirements of Form N-2 Item 4.3 relating to senior securities in the next amendment to the registration statement.

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We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at 312-569-1167.

Sincerely,

/s/ Veena K. Jain
Veena K. Jain

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